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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

RELIV INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
75952 R 100
(CUSIP Number)
Richard A. Tulli, Gardere Wynne Sewell LLP,
1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4676
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 7, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75952 R 100

1	NAMES OF REPORTING PERSONS The Paul and Jane Meyer Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,177,140

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,177,140

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,177,140

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 75952 R 100
This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2008, as amended by the Amendment No. 1 to Schedule 13D filed with the Commission on July 30, 2008 and the Amendment No. 2 to Schedule 13D filed with the Commission on October 29, 2008 (as amended, the “Statement”) by The Paul and Jane Meyer Family Foundation (the “Reporting Person”) regarding certain shares (“Shares”) of the common stock, par value $0.01 per share (“Common Stock”), of Reliv International, Inc., a Delaware corporation (the “Issuer”). This Amendment reflects the Reporting Person’s sales of Shares in the open market through January 12, 2009, and its negotiated private sales of a total of 112,500 Shares to the Issuer on December 10, 2008 and January 7, 2009.
Item 4. Purpose of Transaction.
Item 4 of the Statement is amended by adding the following paragraph to the end: The Reporting Person has determined, for its own investment purposes, to further reduce its ownership of Shares. Accordingly, since November 14, 2008, the Reporting Person has from time to time effected sales of Shares in the open market. On December 10, 2008, the Reporting Person sold 87,500 Shares to the Issuer, and on January 7, 2009, it sold 25,000 Shares to the Issuer.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is amended to read as follows:
(a)	At January 12, 2009, the Reporting Person beneficially owned 2,177,140 Shares, representing approximately 15.2% of the outstanding Common Stock of the Issuer.

The foregoing percentage is based on 14,424,670 shares of Common Stock outstanding, which is the number of shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008, less the total 112,500 shares of Common Stock repurchased by the Issuer from the Reporting Person on December 10, 2008 and January 7, 2009.

(b)	The Reporting Person has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 2,177,140 shares of Common Stock.

(c)	Since (and including) May 29, 2008, the Reporting Person has not acquired any shares of Common Stock. Since (and including) May 29, 2008, the Reporting Person has sold a total 290,046 Shares in open-market transactions on the NASDAQ Global Select Market, as follows:

	Number of Shares
Date of Sale	Sold	Sales Price Per Share
June 16, 2008	3,000	$5.83
June 17, 2008	5,000	$5.85
June 18, 2008	6,000	$5.81
June 19, 2008	6,000	$5.83
June 20, 2008	10,000	$5.71
June 24, 2008	10,000	$5.73
June 26, 2008	18,000	$5.66

CUSIP No. 75952 R 100

	Number of Shares
Date of Sale	Sold	Sales Price Per Share
June 27, 2008	9,000	$5.56
June 30, 2008	10,000	$5.53
July 1, 2008	4,000	$5.45
July 2, 2008	11,000	$5.15
July 3, 2008	8,000	$5.16
July 7, 2008	4,000	$5.16
July 8, 2008	600	$5.16
July 16, 2008	2,000	$5.21
July 17, 2008	4,000	$5.30
September 30, 2008	14,000	$5.08
October 1, 2008	34,000	$5.09
October 2, 2008	6,918	$4.79
October 3, 2008	16,805	$4.50
October 6, 2008	5,514	$4.52
October 7, 2008	14,200	$4.63
October 8, 2008	14,000	$4.85
October 9, 2008	13,000	$4.77
October 10, 2008	12,000	$4.33
October 13, 2008	10,000	$4.73
October 14, 2008	994	$4.76
November 14, 2008	5,015	$5.22
November 24, 2008	25,000	$4.93
January 5, 2009	1,000	$4.70
January 6, 2009	2,000	$4.75
January 7, 2009	1,000	$4.82
January 8, 2009	1,000	$4.75
January 9, 2009	1,000	$4.75
January 12, 2009	2,000	$4.78
Since (and including) May 29, 2008, the Reporting Person also effected sales of Shares to the Issuer in eight privately negotiated transactions, as follows:

	Number of Shares
Date of Sale	Sold	Sales Price Per Share
July 28, 2008	596,200	$6.00
October 22, 2008	25,000	$4.75
October 28, 2008	25,000	$4.70
December 10, 2008	25,000	$4.74
December 10, 2008	12,500	$5.87
December 10, 2008	25,000	$5.29
December 10, 2008	25,000	$4.90
January 7, 2009	25,000	$4.91
(d)	Not applicable.

(e)	Not applicable.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 13, 2009	THE PAUL AND JANE MEYER FAMILY FOUNDATION

	By	/s/ Georgetta Duncan

Georgetta Duncan, Treasurer

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